Bay Adelaide Centre, East Tower
27 Adelaide Street West, Suite 3400
Toronto, Ontario   M5H 4E3

TO THE SHAREHOLDERS OF

TANZANIAN GOLDCORPORATION:

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the shareholders of Tanzanian Gold Corporation (the "Corporation") will be held at the Toronto Airport Marriott Hotel, 901 Dixon Road, Toronto, Ontario M9W 1J5 on Thursday, February 27, 2020 at the hour of 10:00 a.m., Toronto time, for the following purposes:

1.To receive and consider the consolidated audited financial statements of the Corporation, together with the auditor's report thereon, for the fiscal year ended August 31, 2019;

2.To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

3.To set the number of directors at five;

4.To elect directors for the ensuing year; and

5.To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Registered holders of common shares of record at the close of business on January 22, 2020 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof.

IMPORTANT:  If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose.  To be used at the Meeting, completed proxies must be received by Computershare Trust Company of Canada, the Corporation's Registrar and Transfer Agent, prior to 10:00 a.m. (Toronto time) on Tuesday, February 25, 2020.  The mailing address, telephone number and internet website of Computershare Trust Company of Canada are set out in the form of proxy accompanying this notice.

DATED this 22nd day of January, 2020.

By Order of the Board

“James E. Sinclair”

James E. Sinclair,

Executive Chairman